June 21, 2013

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Mobile Mini, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
Form 10-K/A for the year ended December 31, 2012
Filed April 30, 2013
File No. 1-12804

Dear Mr. Cash:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 10, 2013, to Mr. Mark E. Funk, Chief Financial Officer of Mobile Mini, Inc. (the “Company” or “Mobile Mini”), relating to the Company’s Form 10-K filed March 1, 2013 (the “10-K”) and Form 10-K/A filed April 30, 2013.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Dollar amounts stated below are in thousands.

Form 10-K filed March 1, 2013

Revision of Prior Period Financial Statements, page 50

Staff’s Comment:

1.	We have read your response to prior comment one of our letter dated May 20, 2013. Please explain why you have used a tax rate of 37.6% to determine the provision for income tax on your 2011 pick-up adjustment. In this regard, we note your disclosure on page 32 which indicates that your annual effective tax rate for 2011 was 35%. In addition, please reconcile the 2011 provision adjustment of $153 from supplemental page one to your footnote support found at the bottom of that page.

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

Company’s Response:

We acknowledge the Staff’s comment and note that 37.6% is the calculated rate for the income tax provision related to the 2011 pick-up adjustment. The North America and Europe portions of the pre-tax adjustment were $2,276 and $212, respectively. We utilized the North America incremental rate of 38.5% in calculating the income tax impact. The European portion of the pre-tax adjustment was tax effected using the European incremental rate of 28.5%. The 35% tax rate noted on page 32 is the Company’s consolidated effective tax rate.

The $153 adjustment to the 2011 income tax provision is the summation of two entries. The first entry is an increase to the income tax provision of $203 for tax return to tax provision differences that were considered to be errors, and were adjusted as part of the overall corrections to the financial statements. The second entry is the income tax effect ($50 benefit) of the total pre-tax adjustments ($131).

2.	Additionally, please provide a comprehensive analysis explaining how you have determined that the pick-up adjustment for 2011 was not material for restatement. In this regard we note that the adjustment had nearly a 5% impact on net income and had a greater than 5% impact on your basic earnings per share. Please reference SAB Topics 1: M and 1: N in your response.

Company’s Response:

We acknowledge the Staff’s comment and note the following:

SEC Staff Accounting Bulletin Topic 1: M (“Topic 1: M”) discusses the SEC staff view regarding materiality and states in the summary:

This staff accounting bulletin expresses the views of the staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate; misstatements are not immaterial simply because they fall beneath a numerical threshold.

Topic 1: M discusses the factors that should be reviewed when evaluating the impact of quantitatively immaterial errors and their impact on the financial statements. Topic 1: M states:

Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

•	whether the misstatement masks a change in earnings or other trends.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•	whether the misstatement changes a loss into income or vice versa.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•	whether the misstatement involves concealment of an unlawful transaction.

Regarding the considerations noted above in Topic 1: M:

•

The Company’s management prepared a calculation of units for which pickup revenue was recognized and the actual pickup was not yet performed. This data is maintained in the Company’s data warehouse and the Company’s management is able to calculate a precise measurement of the deferred revenue amount. The misstatement was not due to miscalculation but rather misinterpretation of accounting literature.

•	The impact on revenue, net income, EPS and EBITDA summarized in our previous response dated May 30, 2013 does not mask any trends for any of the periods affected.

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

•

During the four quarters ended December 31, 2011, the effect of the misstatement would not have changed whether the Company missed or exceeded average analysts’ EBITDA estimates, which we believe to be the primary focus of the analysts that publish regarding the Company. With respect to EPS, the Company missed average analysts’ EPS estimates for two quarters (the first and fourth quarters), exceeded average estimates one quarter (the second quarter), and met average estimates one quarter (the third quarter). The effects of the misstatement would have affected whether the company met average analyst EPS expectations only for the third quarter of 2011. The Company does not believe that the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise because the primary focus of our investors and analysts is on EBITDA results and the impact of the misstatement did not change the effect of missing or exceeding analysts’ estimates of EBITDA results for the four quarters of 2011. Following the publication of the revised financial statements in the Form 10-K, there were no published stock analyst reactions to the change in reported numbers and in the days and weeks following the 10-K, the Company’s stock price increased, leading us to believe that the effects of the changes were not material to shareholders.

•	The misstatement does not change a loss into income or vice versa.

•	The misstatement is not particular to a segment or other portion of business which plays a significant role in operations or profitability.

•	The misstatement does not affect the Company’s compliance with regulatory requirements.

•

There were no periods that the Company would have reported a non-compliance with loan covenants after including the impact of the misstatement. The Company management is not aware of any other contractual requirements that would not have been met considering the misstatement.

•

Management bonuses and certain equity compensation awards are directly tied to EBITDA or EPS, or both. The revised EBITDA and EPS did not change the amounts of any equity compensation awards. The calculated effect of the 2011 misstatement was an increase to the 2011 bonus pool of less than 1%, spread across 142 members of management which we do not believe was a material amount to the Company.

•	The misstatement does not involve concealment of an unlawful transaction.

See our response to comment 3 below regarding the application of SEC Staff Accounting Bulletin Topic 1: N (“Topic 1: N”).

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

3.	Please explain why you have provided the error correction disclosures required by ASC 250-10-50-7, while not indicating on the face of the financial statements that the amounts have been restated.

Company’s Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that we provided the error correction disclosures, while not indicating on the face of the financial statements that the amounts have been restated for the following reasons:

As discussed in our reply to comment 2 above, we evaluated the unadjusted differences and determined none were material to each of the periods to which they pertained. However, we concluded that the cumulative differences were material to the 2012 fourth quarter as the cumulative adjustment related primarily to transactions from prior years, and correcting these amounts in the fourth quarter would have materially affected the results of operations for the three-months and year-ended December 31, 2012.

Topic 1: N Question 2 Interpretive Response states:

If the misstatement that exists after recording the adjustment in the current year financial statements is material (considering all relevant quantitative and qualitative factors), the prior year financial statements should be corrected , even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.

Therefore, in accordance with Topic 1: N, we adjusted each period presented in the 2012 Form 10-K for the previously unadjusted differences. Because, as discussed in our response to comment 2, we concluded the effects were not material to any year either individually or in the aggregate, and that the total mix of information was not materially altered, and therefore the face of the financial statements need not be labeled “restated” as contemplated in ASC 250.

We did, however, believe a reader of the financial statements who might reference the prior year financial statements would find useful the information regarding which amounts or balances changed from the prior year, the reasons for those changes, and the immateriality of those changes. While the disclosures set forth in ASC 250-10-50-7 are required for material error corrections, we don’t believe such information included on a voluntary basis in other situations, such as in our financial statements for the year ended December 31, 2012, is precluded by the standard.

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

4.	Please tell us what consideration you have given to filing an Item 4.02 8-K.

Company’s Response:

We acknowledge the Staff’s comment and supplementally advise the Staff that the Company concluded that an Item 4.02 Form 8-K filing was not required because no facts triggering the requirements of Item 4.02(a) or 4.02(b) occurred. Specifically, (a) no listed person or persons concluded that any previously issued financial statements can no longer be relied upon because of an error in such financial statements and (b) the Company has not received a notice from its independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to previously issued financial statements.

We further note that in remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Mark Mahar, Associate Chief Accountant of the Office of the Chief Accountant, discussed the concept that “immaterial errors by definition are errors that are believed not to effect the decisions made by current and past investors, then the registrant, in conjunction with its legal counsel and auditors, could make a reasoned judgment about whether each or any of those communications are required or would provide useful information to the financial statement users. It seems the real question is how to meet the objective of clear and transparent financial reporting by providing sufficient disclosure of the changes and the reasons why the changes are necessary.” We believe the disclosures provided in our Form 10-k provided sufficient disclosure of both the changes, and the reasons why the changes were necessary.

5.	We note your response to our prior comment number two and we are unable to agree with your conclusions. We note you have revised your financial statements and provided the ASC 250-10-50-7 disclosures in your document. Hence, it appears you have concluded the adjustments were material to your financial statements and were required to be disclosed. Otherwise, it’s unclear why you would provide the ASC 250 disclosures if you believed the amounts were immaterial. Accordingly, it continues to appear you should revisit your conclusions regarding your internal control over financial reporting.

Company’s Response:

We acknowledge the Staff’s comment and note as discussed in our reply to comment 2 above, we evaluated the unadjusted differences and determined none were material to each of the periods to which they pertained. However, we concluded that correcting the cumulative differences was material to the financial statements for the three months and the year ended December 31, 2012 had such correction been made for those periods. As discussed in our response to comment 3 above, the ASC 250 disclosures provided additional information regarding changes that we made to previously filed financial statements which we believe would be useful to a reader to understand the amounts or balances that changed, the reasons for the changes, and the immateriality of such changes. We do not believe that presentation of such information so that a user comparing the current year’s annual report to the prior year can understand any changes implies that the financial statements have been materially misstated.

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

We concluded that the prior recognition of pick-up revenue at the time of delivery was an incorrect application of GAAP guidance and literature due to a misinterpretation of the wording within the literature. This interpretation was thoroughly considered and documented contemporaneously and previously reviewed and approved by senior management, our audit committee and two previous independent auditors. As part of the preparation of the Form 10-K for the year-ended December 31, 2012, the interpretation of the accounting literature was reconsidered, at which time we concluded the previous interpretation was incorrect, and a correction of the amounts should occur as described above.

In making our determination of the root cause of this misinterpretation (the misapplication of GAAP guidance), the fact that this misapplication was human error and has been corrected by changing the Company’s accounting policy with respect to pick-up revenue, we do not believe a change in either our disclosure controls or internal control over financial reporting was warranted. There has been no change in how we capture and process pick-up revenue other than the timing of when that revenue is recognized. The recognition of pick-up revenue is included in our existing revenue recognition process.

In making our determination of the effects of the misinterpretation of the accounting literature upon our internal control over financial reporting, we considered not just the effects on each of the historical periods, but also the potential effects on future periods had the misinterpretation not been detected. In doing so, we considered the relative immateriality of the pick-up revenue to our total revenue, concluded the pick-up revenue would not be considered a material revenue stream, in that increases or decreases in such revenue would align with increases or decreases in total revenue as well based on the nature of our business. We concluded there was not a reasonable possibility that a material misstatement of our annual or interim financial statements would result from the effect of the misinterpretation, and therefore, we do not believe a change in either our disclosure controls or internal control over financial reporting was warranted.

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

6.	In addition, please further explain how you determined that you did not make a change which would constitute a change in internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. It appears that your selection of an accounting policy which conforms with GAAP is a change.

Company’s Response:

We acknowledge the Staff’s comment. We do not believe our internal control processes or procedures required a change as a result of the error, as it was specifically related to the inappropriate application of an accounting principle. We do not believe changes in accounting policy necessarily represent a change in internal control over financial reporting, and in fact, no material changes were considered necessary as a result of the errors given the considerations at the time and the detection of the error.

Form 10-K/A filed April 30, 2013

Item 11. Executive Compensation, page 9

2012 Executive Compensation Key Components, page 14

Equity-Based Incentives, page 16

Staff’s Comment:

7.	Please see comment 5 of our letter dated September 13, 2010, and comment eleven of our letter dated August 12, 2010. In future filings, please disclose the EBITDA targets for both the performance-based equity grants and the yearly non-equity incentive plan in the years in which the Company’s performance-based equity grants vested. See Item 402(b)(vi).

Company’s Response:

We acknowledge the Staff’s comment and confirm that the Company will disclose in its future filings the EBITDA targets for both the performance-based equity grants and the yearly non-equity incentive plan in the years in which the Company’s performance-based equity grants vested. In its most recently filed Proxy statement the Company has made such disclosures.

As specifically requested by the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John Cash

United States Securities and Exchange Commission

June 21, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-0939.

Very truly yours,

/s/ Mark E. Funk

Mark E. Funk

Chief Financial Officer